UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	June 30, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

YouthStream Media Networks, Inc.
Full Name of Registrant

Former Name if Applicable

244 Madison Avenue, PMB 358
Address of Principal Executive Office (Street and Number)

New York, New York 10016
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has incurred a delay in assembling the information required to be included in its June 30, 2003 Form 10-Q Quarterly Report.  The Company expects to file its June 30, 2003 Form 10-Q Quarterly Report with the Securities and Exchange Commission by August 19, 2003.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert N. Weingarten	(212)	622-7300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year ended June 30, 2002, the Company, through its subsidiaries, operated in two business segments, media and retail.  On August 5, 2002, subsidiaries of the Company sold substantially all of the assets of the media business segment to a subsidiary of Alloy, Inc. ("Alloy"), which also assumed certain of the liabilities related to the media business.  The Company discontinued any remaining media operations that were not sold to Alloy.  Net cash proceeds from the sale of the media business segment were approximately $6,900,000.  As a result of this sale, the operations of the media business segment have not been included in the consolidated results of operations of the Company subsequent to the sale date.  The Company's unaudited consolidated financial statements for the three months and nine months ended June 30, 2002 will be restated to reflect the operations of the media business segment as a discontinued operation.

In January 2003, the Company reached an agreement with the holders of all of its and its subsidiary’s outstanding notes in the aggregate principal amount of $18,000,000, to cancel these notes.  In exchange for cancellation of all of the principal and interest due on the old notes, the note holders received in aggregate $4,500,000 in cash, preferred stock with a face value of $4,000,000, 3,985,000 shares of common stock, and $4,000,000 aggregate principal amount of new promissory notes.  In total, the Company recognized a gain from this debt restructuring of $2,754,000 during the three months ended March 31, 2003.

As a result of the sale to Alloy in August 2002 and the January 2003 restructuring, the Company expects to report reduced revenues and a reduced net loss for the three months and nine months ended June 30, 2003 as compared to June 30, 2002.

YouthStream Media Networks, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2003	By	/s/ Robert N. Weingarten
Robert N. Weingarten
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).